Exhibit (a)(5)(iv)


PRESS RELEASE                               SOURCE:  First Trust/Aberdeen Global
                                                     Opportunity Income Fund

FIRST TRUST/ABERDEEN GLOBAL OPPORTUNITY INCOME FUND ANNOUNCES FINAL RESULTS OF TENDER OFFER

WHEATON, IL - (BUSINESS WIRE) - JUNE 29, 2017 - First Trust/Aberdeen Global Opportunity Income Fund (NYSE: FAM) (the "Fund") today announced the final results of the tender offer it conducted.

As previously announced, the Fund conducted a tender offer for up to 25% of its outstanding common shares for cash at a price per share equal to 98% of the net asset value per share determined on the expiration date. The Fund's tender offer, which expired at 5:00 p.m. New York City time on Friday, June 23, 2017, was oversubscribed.

Since the Fund's tender offer was oversubscribed, the Fund will purchase 25% of its outstanding common shares on a pro-rata basis based on the number of shares properly tendered (Pro-Ration Factor). The final results of the tender offer are provided in the table below.

                                                                             Number of
                        Number of                      Purchase Price       Outstanding
Number of Shares     Tendered Shares    Pro-Ration     (98% of NAV on       Shares after
    Tendered         to be Purchased      Factor      Expiration Date)      Tender Offer
------------------   ----------------   -----------   -----------------   -----------------
    8,693,400           4,316,778          49.66%         $12.5636           12,950,337


The Fund will purchase the common shares that it has accepted for payment as promptly as practicable. Shareholders who have questions regarding the tender offer should contact their financial advisors or should call Georgeson LLC, the Fund's information agent for the tender offer, at: (800) 903-2897.

The Fund is a diversified, closed-end management investment company that seeks to provide a high level of current income. As a secondary objective, the Fund seeks capital appreciation. The Fund pursues these investment objectives by investing in the world bond markets through a diversified portfolio of investment grade and below-investment grade government and corporate debt securities.

First Trust Advisors L.P., the Fund's investment advisor, along with its affiliate, First Trust Portfolios L.P., are privately-held companies which provide a variety of investment services, including asset management and financial advisory services, with collective assets under management or supervision of approximately $107 billion as of May 31, 2017 through unit investment trusts, exchange-traded funds, closed-end funds, mutual funds and separate managed accounts.

Aberdeen Asset Management Inc. ("Aberdeen") serves as the Fund's investment sub-advisor. Aberdeen is a wholly owned subsidiary of Aberdeen Asset Management PLC which is the parent company of an asset management group managing approximately $385.2 billion in assets as of March 31, 2017, including approximately $81.3 billion in fixed-income securities, for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients.

FORWARD-LOOKING STATEMENTS Certain statements made in this press release are forward-looking statements. Actual results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors.

__________________________________
CONTACT: Jeff Margolin - (630) 765-7643

SOURCE: First Trust/Aberdeen Global Opportunity Income Fund